Attorney at Law	VICTOR D. SCHWARZ A LIMITED LIABILITY COMPANY 4764 South 900 East SUITE 3(A) SALT LAKE CITY, UTAH 84117	TELEPHONE: (801) 270-0930 TELECOPY: (801) 685-0949

July 9, 2007

Alan Morris, Esq. Eduardo Aleman, Esq. United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 6010 Washington, D.C. 20549	via EDGAR and Facsimile Transmission

Re:	Princeton Security Technologies, Inc. File No. 333-141482

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Mr. Morris and Mr. Aleman:

On behalf of Princeton Security Technologies, Inc., I am hereby requesting the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective as of July 10, 2007 at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Sincerely,

/s/
Victor D. Schwarz